January 30, 2026

Frank Kristan
President
American Lithium Minerals, Inc.
1007 South Street
Carson City, NV 89701

        Re: American Lithium Minerals, Inc.
            Offering Statement on Form 1-A
            Filed January 20, 2026
            File No. 024-12707
Dear Frank Kristan:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:    Steve Gribben, Esq.